Exhibit 99.6

Managers Q&A Conference Call
Friday, September 16, 2005
3:00 pm Eastern Time

Operator Introduction:

Good afternoon and welcome to the Imagistics Managers conference call. Your host today is Mr. Marc Breslawsky, Chairman and CEO of Imagistics. At this time I would like to turn the call over to Mr. Breslawsky.

Opening Comments by Marc Breslawsky:

Good afternoon everyone and welcome to the Imagistics Managers Q&A session. I am here today with Joe Skrzypczak, our President and COO, Tina Allen, our Chief Human Resources Officer, Tim Coyne, our Chief Financial Officer, and Mark Flynn, our General Counsel.

I trust that all of you had an opportunity to participate in the webcasts today which provided a summary of the proposed tender offer by Océ. This transaction presents an exciting opportunity for Imagistics, giving us entry into the high volume, commercial printing, facilities management, and software needs of a global customer base. We will continue our best of breed strategy for our products in segments 1 through 5. For the overwhelming number of Imagistics employees, we do not anticipate major changes.

If you have not already done so, I recommend that you hold a meeting with your employees to discuss the opportunities presented by this merger and address questions. A Manager’s Guide and Questions & Answers have been emailed to you to assist with the employee meetings. Additionally, you should work with your team to develop a list of customers and/or vendors that should be contacted to inform them of the merger, and decide who should make the appropriate contact. Talking points and sample letters to customers and vendors will be posted on the Employee Portal to assist you with the communications. Please be sure to emphasize that the combined company will be stronger – from financial, product, sales and service perspectives.

The purpose of this call is to give you an opportunity to ask questions. We may not have all of the answers at this time, and we will attempt to answer your questions as best as we can.

We have allotted one hour for this call. If we run out of time and do not get to anyone’s question, you may email that question to Dana Wirth at dana.wirth@imagistics.com and the question and answer will be posted on the Employee Portal.

At this time, I ask the conference operator to open up the call for questions.

After the Q&A session - Closing Comments by Marc Breslawsky:

If there are no more questions, I would like to wrap up this call. Océ clearly recognizes the great work that has been done by Imagistics employees since the spin-off from Pitney Bowes. We believe they are attracted to the quality of our people, our business model, and our excellent results over the past three and one half years. The two companies have a common culture and their products and markets complement each other perfectly.

We believe this transaction is in the best interests of Imagistics employees, customers, suppliers and shareholders.

I encourage you to share all of the information we have communicated today with your employees.

Thank you for your participation.